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03014957

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8- 29445

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC MAIL PROCESSING
RECEIVED
FEB 2 8 2003
WASH. D.C. 181 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12/31/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
HORIZONS FINANCIAL INVESTMENT CORP.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

151 Harrington Circle
(No. and Street)

Willingboro, NJ 08046
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard J. Isackson 609-877-3355
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harrison, Mauro & Morgan
(Name — *if individual, state last, first, middle name*)

586 High Street, P.O. Box 400, Burlington, NJ 08016
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 7 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

****Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).***

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard J. Isackson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of HORIZONS FINANCIAL INVESTMENT CORP., as of December 31, 2002, 19___, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

NOTARY PUBLIC OF NEW JERSEY
COMMISSION EXPIRES JAN. 29, 2005

This report contains (check all applicable boxes):**

- ☒ **(a) Facing page.**
- ☒ **(b) Statement of Financial Condition.**
- ☒ **(c) Statement of Income (Loss).**
- ☒ **(d) Statement of Changes in Financial Condition.**
- ☒ **(e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.**
- ☐ **(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.**
- ☒ **(g) Computation of Net Capital**
- ☐ **(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.**
- ☐ **(i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.**
- ☐ **(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.**
- ☐ **(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.**
- ☒ **(l) An Oath or Affirmation.**
- ☐ **(m) A copy of the SIPC Supplemental Report.**
- ☒ **(n) A report describing any material inadequiacies found to exist or found to have existed since the date of the previous audit.**

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

HARRISON
MAURO
MORGAN
CERTIFIED PUBLIC ACCOUNTANTS

STEVEN M. HARRISON, CPA
RICHARD L. MAURO, CPA
WILLIAM J. MORGAN, CPA

A Peer Reviewed Member of the American Institute of Certified Public Accountants

A Member of the New Jersey Society Of Certified Public Accountants

HORIZONS FINANCIAL INVESTMENT CORPORATION

REPORT ON AUDIT OF FINANCIAL STATEMENTS

DECEMBER 31, 2002

568 High Street
PO Box 400
Burlington, NJ 08016
609-386-6556
Fax 609-386-6446

219 Clements Bridge Road
Barrington, NJ 08007
856-547-4999
Fax 856-547-2050

HARRISON
MAURO
MORGAN
CERTIFIED PUBLIC ACCOUNTANTS

HORIZONS FINANCIAL INVESTMENT CORPORATION

CONTENTS

HARRISON
MAURO
MORGAN
CERTIFIED PUBLIC ACCOUNTANTS

STEVEN M. HARRISON, CPA
RICHARD L. MAURO, CPA
WILLIAM J. MORGAN, CPA

A Peer Reviewed Member of the American Institute of Certified Public Accountants

A Member of the New Jersey Society Of Certified Public Accountants

Board of Directors
Horizons Financial Investment Corporation
Willingboro, NJ

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of Horizons Financial Investment Corporation as of December 31, 2002, and the related statement of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Horizons Financial Investment Corporation as of December 31, 2002 and the results of its activity and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Harrison, Mauro & Morgan, P.A.

Harrison, Mauro & Morgan, P.A.

February 14, 2003

568 High Street
PO Box 400
Burlington, NJ 08016
609-386-6556
Fax 609-386-6446

219 Clements Bridge Road
Barrington, NJ 08007
856-547-4999
Fax 856-547-2050

HARRISON MAURO MORGAN

CERTIFIED PUBLIC ACCOUNTANTS

HORIZONS FINANCIAL INVESTMENT CORPORATION
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS		
CURRENT ASSETS		
Cash	$	2,589
Cash, Restricted SDL		10,000
Accounts Receivable(no allowance deemed necessary)		1,001
Investments		10,200
TOTAL CURRENT ASSETS		23,790
FIXED ASSETS		
Computer		2,833
Accumulated Depreciation		(850)
		1,983
TOTAL ASSETS	$	25,773
LIABILITIES AND STOCKHOLDERS EQUITY		
CURRENT LIABILITIES		
Accounts Payable & Accrued Expenses	$	27
Income Taxes Payable		375
Amount Due Officer		4,681
Interest Payable		500
SDL Collateral Payable		10,000
TOTAL CURRENT LIABILITIES		15,583
STOCKHOLDERS' EQUITY		
Common Stock, authorized 2,500 shares, no par value; 2000 shares issued and outstanding		2,000
Retained Earnings		8,190
TOTAL STOCKHOLDERS' EQUITY		10,190
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	25,773

See Notes to Financial Statements

HORIZONS FINANCIAL INVESTMENT CORPORATION
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2002

REVENUES		
Commission Income	$	36,322
Consulting fees		4,750
Interest and dividends		245
		41,317
EXPENSES		
Advertising		50
Computer expenses		4,662
Fees, registrations, etc.		1,261
Insurance		1,766
Interest		1,000
Depreciation Expense		567
Dues and Subscriptions		898
Donations		91
Office Supplies and Expenses		1,293
Operating Supplies and Expenses		2,558
Postage		197
Professional Fees		3,200
Rent		21,000
Repairs and Maintenance		1,637
Telephone		1,740
Training, Seminars, etc.		1,574
		43,494
LOSS BEFORE INCOME TAXES		(2,177)
PROVISION FOR INCOME TAXES		500
NET LOSS	$	(2,677)
BASIC LOSS PER SHARE	$	(1.34)

See Notes to Financial Statements

HORIZONS FINANCIAL INVESTMENT CORPORATION
STATEMENT OF STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

	Common Stock	Retained Earnings	Total
Balance at beginning of year	2,000	10,867	12,867
Net Loss- 2002	-	(2,677)	(2,677)
Balance at end of December 31, 2002	$ 2,000	$ 8,190	$ 10,190

See Notes to Financial Statements

HARRISON
MAURO
MORGAN
CERTIFIED PUBLIC ACCOUNTANTS

HORIZONS FINANCIAL INVESTMENT CORPORATION
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Loss	$	(2,677)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation expense		567
Change in assets and liabilities:		
(Increase) decrease in:		
Accounts Receivable		(1,001)
Increase (decrease) in:		
Accounts payable & Accrued Expenses		(4,367)
Amount due Officer		4,606
Interest payable		500
Income Taxes Payable		135
NET CASH USED IN OPERATING ACTIVITIES		(2,237)
NET DECREASE IN CASH		(2,237)
CASH AT BEGINNING OF YEAR		4,826
CASH AT END OF YEAR	$	2,589
SUPPLEMENTAL DISCLOSURES:		
Interest Paid	$	500
Income Taxes Paid		365

See Notes to Financial Statements

HORIZONS FINANCIAL INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002

Note A- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Horizons Financial Investment Corporation conducts its business as a broker/dealer in Securities and is a registered member of the N.A.S.D. and S.I.P.C.

Allowance of Doubtful Accounts

The Company's management considers all receivables from clearing organizations to be fully collectible; accordingly, no allowance for doubtful accounts is deemed necessary in the accompanying financial statements.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, short term investments which have an original maturity of ninety days or less are considered cash equivalents.

HORIZONS FINANCIAL INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002

Note A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES CONTINUED

Property and Equipment

Property and equipment are recorded at cost and depreciated using the straight line method over five years. Maintenance and repairs are charged to operations when incurred.

Investments

Investments in marketable securities are valued at fair market value in the statement of financial condition. Unrealized gains are included in the statements of income.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as transactions occur.

Note B- LEASE COMMITMENTS, RELATED PARTY TRANSACTIONS

The Company leases space and various pieces of equipment, furnishings and fixtures from the President on a month to month basis. Office rent in the amount of $21,000 was paid in 2002. Lease payments for computer equipment were paid in the amount of $3,000 during the year.

Note C- SECURED DEMAND LOAN

The Company is obligated under a subordinated demand note payable to its Secretary and Stockholder in the amount of $10,000. This note bears interest at the rate of 10% per annum payable semiannually. The note is secured by segregated restricted cash funds.

HORIZONS FINANCIAL INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002

Note D- NET CAPITAL REQUIREMENTS

The Company is subject to the securities and exchange commission Uniform Net Capital Rule (Rule 15C3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined shall not exceed 15 to 1 (and the rule of applicable exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002 the Company had net capital of $ 7,976. The Company's net capital ratio was .70 to 1 for December 31, 2002.

Note E- INCOME TAXES

The current portion of income tax expense (benefit) included in the statement of income as determined in accordance with FASB Statement No. 109, Accounting for Income Taxes, for the year ended December 31, 2002 is as follows:

State tax expense	$500

HORIZONS FINANCIAL INVESTMENT CORPORATION
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002

Note F- INVESTMENTS

Investments are stated at fair value unless otherwise noted at cost, and consist of the following as of:

			December 31, 2002			
		Cost		Market Value		Unrealized Appreciation
Marketable securities, at cost	$	10,200	$	10,200	$	0
Total	$	10,200	$	10,200	$	0